Notice of Exempt Solicitation

NAME OF REGISTRANT: Eli Lilly and Company

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. The soliciting person does not beneficially own more than $5 million of the class of subject securities, and the notice is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted

The Shareholder Proposal:

Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligations. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. This policy would be phased in for the next chief executive officer (CEO) transition.

The Shareholder Proposal was filed by Mercy Investment Services and Friends Fiduciary Corporation.

Eli Lilly and Company (LLY) (“Eli Lilly”) stands at a critical juncture, given the business risks created by the rising prices of the company’s insulin products and allegations of anti-competitive pricing behavior in the insulin market.i We urge shareholders to clearly signal to the Eli Lilly board that the long-term financial and reputational risks of its current strategy outweigh any short-term financial benefits, by voting FOR Proposal 6 to require an independent chair.

ELI LILLY FACES FINANCIAL, LEGAL AND REPUTATIONAL RISKS

As one of the three primary insulin makers worldwide, Eli Lilly faces substantial financial, legal and reputational risks stemming from allegations that it has engaged in anti-competitive pricing and related behavior in the insulin and GLP-1 markets. In January of this year, Strive Specialties sued the company and Novo Nordisk claiming the drugmakers entered into exclusive agreements with telehealth providers, which were then barred from working with compounders; interfered with relationships that compounders have with payment processors and social media platforms; and regularly disparaged compounded medicines as illegal or unsafe1. There is also ongoing litigation with several states alleging that the Pharmacy Benefit Managers worked in coordination with Eli Lilly, Sanofi, and Novo Nordisk to distort the market for diabetic treatments to their benefit, at the expense of diabetics.2

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1 https://www.statnews.com/pharmalot/2026/01/14/pharmacy-compounder-antitrust-lilly-novo-weight-obesity/#:~:text=During%20the%20shortages%2C%20Lilly%20and,competition%2C%20although%20the%20outcomes%20varied

2 https://www.mcaginc.com/post/insulin-pricing-under-fire-what-it-means-for-self-funded-plans

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Additionally, advocacy groups in the United Kingdom (U.K.) have sent a letter to regulators calling out Eli Lilly, AstraZeneca and Merck for allegedly acting in concert with U.K. trade group the Association of the British Pharmaceutical Industry (ABPI) to drive up drug prices in the U.K3. These legal challenges and investigations have generated substantial media attention, which raises concerns about reputational and financial harm to the company and its shareholders.

Investors may disagree about whether an independent board chair is considered the best governance practice at all companies. However, independent board leadership is clearly at a premium when a company is in the midst of the kind of legal scrutiny and pressure facing Eli Lilly. We believe a structure where the CEO runs the business and is accountable to a board led by an independent chair is in the best interests of the company’s shareholders for the following reasons:

•	Eliminates Structural Conflicts of Interest in Dual Role. The management of a complex global pharmaceutical company is a full-time job. It is unrealistic – and needlessly complicated – to expect one person to perform well as CEO on top of his or her responsibilities for providing rigorous board oversight. An independent board chair eliminates the structural conflicts of interest caused by the CEO essentially being his or her own boss and clarifies where the authority of the CEO ends and responsibility of the independent board members begins.

•	Significant Governance Concern Resulting from Board Failure to Oversee Material Risks. In light of potentially material legal, regulatory, financial and reputational risks, as well as controversies and legal challenges facing the company, we are concerned that the board is not providing sufficiently robust oversight of the company’s culture, strategy, and risk management. Adopting best governance practices, including an independent board chair, should ensure that oversight.

•	Significant Governance Concern Resulting from Large Insider Ownership. An independent board chair would be especially useful at Eli Lilly, as its shareholders already have a diluted voice due to the company’s largest shareholder being the company’s own foundation. This insider ownership makes it extremely difficult for outside shareholders to exercise their rights. Having a board chair who is not independent of the company compounds this issue.

U.S. boards are increasingly recognizing the value of an independent board chair. As of 2024, approximately 40 percent4 of S&P 500 firms had an independent chair. ISS reported in September 2025 that 81 percent5 of investors responding to its policy survey indicated that an independent chair is their preferred model. Moreover, pharmaceutical companies headquartered in Europe are required to have separate roles and have not suffered as a result.

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3 https://www.fiercepharma.com/pharma/uk-advocacy-groups-call-investigation-alleged-cartel-scheme-drive-uk-drug-prices-report

4 https://www.conference-board.org/publications/Board-Practices-and-Composition-2024-Edition

5 https://www.issgovernance.com/file/policy/active/policy-survey-summary-2025.pdf

This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.

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For these reasons we urge you to VOTE FOR ITEM 6.

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This is not a proxy solicitation, to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted.